Exhibit 99.1

Brookfield Asset Management Inc.

REPORT ON VOTING RESULTS

Special Meeting of Shareholders

November 9, 2022

National Instrument 51-102 – Section 11.3 (Canada)

A special meeting (the “Meeting”) of shareholders of Brookfield Asset Management Inc. (the “Corporation”) was held on Wednesday, November 9, 2022 at 11:30 a.m. in a virtual meeting format via live audio webcast.

The following is a summary of the votes cast by holders of class A limited voting shares (“Corporation Class A Shares”), class B limited voting shares (“Corporation Class B Shares”), class A preference shares, series 8 (“Series 8 Shares”) and class A preference shares, series 9 (“Series 9 Shares” and, together with the Series 8 Shares, “Corporation Affected Preference Shares”) of the Corporation represented at the Meeting. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the management information circular of the Corporation dated September 30, 2022 (the “Circular”).

Arrangement Resolution

The Arrangement Resolution, as set out in the Circular as Appendix A, was approved by (i) not less than 66 2/3% of the votes cast at the Meeting by the holders of Corporation Affected Preference Shares and Corporation Class A Shares (voting together as a class), (ii) not less than 66 2/3% of the votes cast at the Meeting by the holder of Corporation Class B Shares, and (iii) not less than a majority of the votes cast at the Meeting by Minority Shareholders.

Management received the following proxies from the holders of Corporation Class A Shares and Corporation Affected Preference Shares and Corporation Class B Shares on the Arrangement Resolution:

Class	Outcome	Votes For	%	Votes Against	%
Corporation Class A Shares and Corporation Affected Preference Shares	Carried	1,203,607,959	99.82	2,221,327	0.18
Corporation Class B Shares	Carried	85,120	100.0	Nil	Nil
Minority Shareholders	Carried	1,050,140,024	99.79	2,221,327	0.21

Manager MSOP Resolution

The Manager MSOP Resolution, as set out in the Circular as Appendix I, was approved by the majority of the holders of Corporation Class A Shares and Corporation Class B Shares.

Management received the following proxies from the holders of Corporation Class A Shares and Corporation Class B Shares on the Manager MSOP Resolution:

Class	Outcome	Votes For	%	Votes Against	%
Corporation Class A Shares	Carried	1,167,566,614	96.98	36,365,400	3.02
Corporation Class B Shares	Carried	85,120	100.0	Nil	Nil

Manager NQMSOP Resolution

The Manager NQMSOP Resolution, as set out in the Circular as Appendix J, was approved by the majority of the holders of Corporation Class A Shares and Corporation Class B Shares.

Management received the following proxies from the holders of Corporation Class A Shares and Corporation Class B Shares on the Manager NQMSOP Resolution:

Class	Outcome	Votes For	%	Votes Against	%
Corporation Class A Shares	Carried	876,626,351	72.81%	327,305,661	27.19
Corporation Class B Shares	Carried	85,120	100.0	Nil	Nil

Manager Escrowed Stock Plan Resolution

The Manager Escrowed Stock Plan Resolution, as set out in the Circular as Appendix K, was approved by the majority of the holders of Corporation Class A Shares and Corporation Class B Shares.

Management received the following proxies from the holders of Corporation Class A Shares and Corporation Class B Shares on the Manager Escrowed Stock Plan Resolution:

Class	Outcome	Votes For	%	Votes Against	%
Corporation Class A Shares	Carried	1,174,612,805	97.56	29,319,209	2.44
Corporation Class B Shares	Carried	85,120	100.0	Nil	Nil

Other Business

There were no other matters coming before this meeting that required a vote by the holders of Corporation Class A Shares, Corporation Affected Preference Shares or Corporation Class B Shares.

BROOKFIELD ASSET MANAGEMENT INC.

/s/ Justin B. Beber
Justin B. Beber
Managing Partner, Head of Corporate Strategy & Chief Legal Officer

Date: November 9, 2022